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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
210

SEC FILE NUMBER
8-65653

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 AND ENDING 12/31/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

JACKSON FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
820585360
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

440 S. LaSalle St., Ste. 3450
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tharin
(Name) (Area Code - Telephone No.)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VERAJA-SNELLING & COMPANY
(Name - if individual state last, first, middle names)

567 JAMES COURT	GLENDALE HEIGHTS	IL	60139
(Street)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e*

AB #13

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jackson Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

______________________ Signature

______________________ Title

______________________ Date

Subscribed and sworn to before me this

____ day of ____________, 2007

____
Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
- [x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 Phone (630) 790-4269 Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Members
Jackson Financial Group, Inc.
440 S. LaSalle, Ste. 3450
Chicago, IL 60605

We have audited the accompanying statement of financial condition of Jackson Financial Group, Inc. (an Illinois corporation) as of December 31, 2006 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jackson Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Veraja-Snelling & Company

Glendale Heights, Illinois
February 27, 2007

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual; state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

567 JAMES COURT [71]	GLENDALE HEIGHTS [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JACKSON FINANCIAL GROUP, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO: 8-65653 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 423,342	200			$ 423,342	750
2. Receivables from brokers or dealers:							
A. Clearance account		4,278,313	295				
B. Other		56,246	300	$	550	4,334,559	810
3. Receivables from non-customers			355		600	-	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
Debt securities			419				
Options		827,030	420				
Other securities		1,805,758	424				
Spot commodities		-	430			2,632,788	850
5. Securities and/or other investments							
A. At cost	$ [130]						
B. At estimated fair value			440	50,000	610	50,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities $	[150]						
B. Other securities $	[160]						
7. Secured demand notes market value of collateral:			470		640		890
A. Exempted securities $	[170]						
B. Other securities $	[180]						
8. Memberships in exchanges:							
A. Owned, at market $	[190]						
B. Owned, at cost				365,000	650		
C. Contributed for use of the company, at market value					660	365,000	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	620	680	620	920
11. Other assets			535	12,148	735	12,148	930
12. TOTAL ASSETS		$ 7,390,689	540	$ 427,768	740	$ 7,818,457	940

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.** as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	0 [1560]
B. Other		[1115]	36,987 [1305]	36,987 [1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			3,129,822 [1360]	3,129,822 [1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders $	[970]			
2. Includes equity subordination (15c3-1(d)) of	[980]			
B. Securities borrowings, at market value: from outsiders $	[990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders $	[1000]			
2. Includes equity subordination (15c3-a(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ 3,166,809 [1450]	$ 3,166,809 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ ([1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,055,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		3,596,648 [1794]
E. *Total*		4,651,648 [1795]
F. Less capital stock in treasury		[1796]
24. TOTAL OWNERSHIP EQUITY		4,651,648 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,818,457 [1810]

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.**

For the period (MMDDYY)	01/01/06	3932 to	12/31/06	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transations in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange	(135,069)	3945
b. From all other trading	328,156	3949
c. Total gain (loss)	193,087	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of Investment company shares		3970
6. Commodities revenue	115,352	3990
7. Fees for account supervision, investment company shares		3975
8. Other revenue	579,403	3995
9. Total revenue	$ 887,842	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder off			$	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers			70,338	4140
13. Interest expense			163,442	4075
a. Includes interest on accounts subject to subordina		4070		
14. Regulatory fees and expenses			77,016	4195
15. Other expenses			228,150	4100
16. Total expenses			$ 538,946	4200

NET INCOME

Item			Amount	Code
17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16			$ 348,896	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 348,896	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordi	$ 19,982	4211

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.**

For the period (MMDDY 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 4,352,752	4240
A. Net income (loss)			348,896	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of		4272)	(50,000)	4270
2. Balance, end of period (From item 1800)			$ 4,651,648	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral part of these financial statements.

JACKSON FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Income	$ 348,896
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets	
Depreciation	2,878
Receivable from brokers or dealers-clearance	198,879
Receivables from brokers or dealers-other	(27,063)
Securites and spot commodities owned	
Options	193,519
Securities	(1,302,506)
Other assets	1,318,930
Cash adjustment	339
Increase/(decrease) in liabilities	
Securities sold not yet purchased	(276,487)
Accounts payable and accrued expenses	16,718
Net cash from operations	474,103
CASH APPLIED TO INVESTING ACTIVITIES	
Purchase of fixed assets	(761)
Net cash applied to investing activies	(761)
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES	
Member distributions	(50,000)
Net cash from financing	(50,000)
NET INCREASE/(DECREASE) IN CASH	423;342
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	$ 423,342
INTEREST PAID	$ 163,442

The accompanying notes are an integral part of these financial statements

JACKSON FINANCIAL GROUP, INC.
(an Illinois corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Jackson Financial Group, Inc. ("the Company"), is an Illinois corporation, formed on September 19, 2002 and commenced operations on January 1, 2003. The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board of Options Exchange and operates under a joint back office arrangement with PAX Division of Merrill Lynch Professional Clearing Corporation ("PAX"). As such, it does not effect transactions other than with brokers or dealers, effect transactions in unlisted options, or carry customer accounts. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity options, index options, and commodities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Accounts Receivable

The Company has not accrued an allowance for non-collectible receivables because all trade receivables at year-end are collected the following month. Management is of the opinion that all receivables are fully collectible.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation has been computed using both straight-line and accelerated methods. The accelerated method has been used for tax reporting purposes. Depreciation computed under U.S. generally accepted accounting principles do not differ materially.

Total cost of property and equipment at December 31, 2006 was $11,670 with the related accumulated deprecation totaling $11,050.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposits, which, at times may exceed federally insured limits of $100,000. At December 31, 2006, the Company's cash in bank deposits did not exceed federally insured limits. The company does not believe its cash balances are at substantial credit risk.

NOTE 2 – SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2006, nor material to the results of its operations for the period then ended. All marketable securities are marked-to-market and carried at fair market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The Company classifies all securities as trading securities.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO BROKERS OR DEALERS

Amounts receivable from and payable to brokers and dealers at December 31, 2006 consist of the following:

	Receivable	Payable
Due from clearing firm - clearance	$4,278,313	$ 0
Due from clearing firm – other	56,246	36,987
Total	$4,337,587	$ 36,987

NOTE 4 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2006, as well as the approximate quarterly average fair values of derivatives held during 2006:

	December 31, 2006	**Average during 2006**
Equity and index options assets	$ 827,030	$ 923,790
Equity and index options liabilities	3,129,822	1,769,341

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and

credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker/dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 6 – NET CAPITAL REQUIREMENTS

At December 31, 2006, the Company's net capital as computed pursuant to the rules of the Chicago Board of Options Exchange was $4,223,880 which was $4,123,880 more than the minimum net capital requirement of $100,000.

NOTE 7 – INCOME TAXES

The Company has elected to be taxed as an S-Corporation; therefore, the income or loss of the Company flows directly to the shareholders and any income tax consequences are reportable in the income tax returns of the shareholders.

NOTE 8 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $48,000 for the year ended December 31, 2006.

The agreement provides for termination upon sixty days notice by either party. The future minimum payments under this agreement for the year ending December 31, 2006 are $8,000.

NOTE 9 – COMMON STOCK

Total common stock of the company as of December 31, 2006 is as follows:

Authorized and issued	2,000
Retired	1,000
Issued and outstanding	1,000

NOTE 10 – INVESTMENT IN CLEARING COMPANY

The Company has Joint Back Office ("JBO") clearing agreement with PAX Division of Merrill Lych Profession Clearing Corporation ("PAX"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in a PAX partnership interest. The Company's investment in PAX is reflected in "Securities and/or other investments"

in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses.

NOTE 11 – MEMBERSHIP SEAT

The Company maintains a membership seat on the Chicago Board of Options Exchange ("Exchange") that is carried on the Statement of Financial Position at cost of $365,000.

NOTE 12 – OTHER REVENUE AND EXPENSES

Other revenue as follows:

Dividends	$ 41,278
Interest	391,647
Commission rebates	5,092
Gain on sale	141,386
Total	$ 579,403

Other expenses as follows:

Corporate	$ 93,786
Communication and data costs	25,937
Dividends	36,389
Occupancy	48,000
Professional fees	24,038
Total	$ 228,150

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.** as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 4,651,648	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			4,651,648	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 4,651,648	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B	427,768	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts a proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(427,768)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			4,223,880	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Loss To Convert		3736	0	3740
10.	Net Capital			$ 4,223,880	3750

NON-ALLOWABLE ASSETS - LINE 5B

INVESTMENT IN BROKER-DEALER	$ 50,000
MEMBERSHIP IN EXCHANGES	365,000
PROPERTY, FURNITURE, AND EQUIPMENT	620
OTHER ASSETS	12,148
	$ 427,768

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.** as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital. (line 10 less 13)	$	4,123,880	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	4,223,880	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	-	3790
17. Add:				
A. Drafts for immediate credit	$ 3800			
B. market value of securities borrowed for which no equivalent value is paid or credited	3810			
C. Other unrecorded amounts(List)	3820	$ (		3830
19. Total aggregate indebtedness		$	-	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)		%	0.00%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)		%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JACKSON FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2006

The company did not handle any customer cash or securities during the year ended December 31, 2006, and does not have any customer accounts.

JACKSON FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

JACKSON FINANCIAL GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

VERAJA-SNELLING & COMPANY
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 Phone (630) 790-4269 Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Jackson Financial Group, Inc.
440 S. LaSalle, Ste. 3450
Chicago, IL 60605

In planning and performing our audit of the financial statements of Jackson Financial Group, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Vrdolyak Snilling & Company

Glendale Heights, Illinois

February 27, 2007

END